Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of **May 2009**

Commission File Number 001-31269

ALCON, INC.

(Translation of registrant's name into English)

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
41-41-785-8888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ x ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑ x ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

The Annual General Meeting of the Shareholders of Alcon, Inc. was held on May 5, 2009 in Zug, Switzerland. At the meeting, the shareholders approved all of the items proposed for their consideration as follows:

1. The 2008 Annual Report and Accounts of Alcon, Inc. and the 2008 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries.

2. A dividend of CHF 3.95 per share to be paid on May 28, 2009, to shareholders of record on May 11, 2009 at the time and in the manner proposed.

3. Discharge of the members of the Board of Directors of Alcon, Inc. for the financial year 2008.

4. Election of KPMG AG, Zug, Switzerland, as Group and Parent Company Auditors for a one-year term of office.

5. Election of OBT AG, Zürich, Switzerland, as special auditors for a one-year term of office.

6. Election of Kevin Buehler, Chief Executive Officer, as a new member of the Board of Directors for a three-year term of office, re-election of Paul Bulcke to the Board of Directors for a three-year term of office, election of Joan W. Miller, M.D. as a new member of the Board of Directors for a three-year term of office, and election of Hermann Wirz as a new member of the Board of Directors for a two-year term of office.

7. The cancellation of 1,043,400 shares, at CHF 0.20 par value per share, which have been repurchased by Alcon, Inc. and that, as a result, the share capital of Alcon, Inc. be reduced from CHF 60,944,541.20 to CHF 60,735,861.20 and that the share capital in Article 4 para. 1 of the Alcon, Inc. Articles of Association be amended accordingly. Subject to fulfillment of certain formal Swiss law requirements, the cancellation is expected to become effective in August 2009.

8. The amendments to articles 9, 17 lit. b), 18 lit. j), 27 para. 1 and 3 as well as heading C) of the Articles of Association.

In a board meeting immediately following the Annual General Meeting of the Shareholders of Alcon, Inc. on May 5, 2009, the Board of Directors (the "Board") of Alcon, Inc. re-elected Cary Rayment as its Non-Executive Chairman and re-elected Francisco Castañer as its Vice-Chairman.

At the May 5, 2009 Board meeting, the Board approved an annual cash retainer of $85,000 (plus an additional $15,000 for the Audit Committee Chairman and an additional $10,000 for the Compensation Committee Chairman , the Nominating/ Corporate Governance Committee Chairman and the Independent Director Committee Chairman), to each member of the Board, except for the Chief Executive Officer, for service to Alcon, Inc. as a director for the period commencing at the Annual General Meeting held on May 5, 2009 and ending at the next succeeding Annual General Meeting. Additionally, upon the recommendation of the Compensation Committee, the Board approved an award to each non-employee director of Alcon, Inc. of 3,150 share-settled stock appreciation rights ("SSARs") and 700 restricted share units ("RSUs"). The exercise price of a SSAR shall be equal to the closing price of one common share of the Company, as reported on the New York Stock Exchange on the date of grant, which is scheduled for Friday, May 8, 2009 (the third trading day following the Annual General Meeting). Both the SSARs and RSUs have a three-year vesting period from the date of grant. A non-employee director is a director who is neither a member of Nestlé's board of directors nor a full-time employee of Nestlé or Alcon.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date: May 11, 2009   By /s/ Joanne Beck
                                            Name: Joanne Beck
                                            Title: General Manager

Date: May 11, 2009   By /s/ Martin Schneider
                                            Name: Martin Schneider
                                            Title: Attorney-in-Fact